UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 001-33085

RR MEDIA LTD.
(Translation of registrant’s name into English)

RR Media Building, Hanegev Street, POB 1056 Airport City 7019900, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following materials being furnished by RR Media Ltd. (“RR Media”) in connection with its special general meeting of shareholders (the “Meeting”) that will be held at RR Media’s executive offices, located at RR Building, Negev Street, Airport City 7019900, Israel on Tuesday, April 12, 2016, at 4:00 p.m. (Israel time):

1.
Exhibit 99.1: Cover Letter, Notice of Special General Meeting of Shareholders and Proxy Statement, each dated March 17, 2016, being mailed to the shareholders of RR Media in connection with the Meeting, together with the following appendix thereto:

(a) Appendix A –Opinion of The Benchmark Company, LLC, dated February 25, 2016 (attached as Exhibit 99.1(a) hereto).

2.	Exhibit 99.2: Proxy Card being mailed to shareholders of RR Media for use in connection with the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RR MEDIA LTD.

Date: March 17, 2016	By:	/s/ Orna Naveh
	Name:	Orna Naveh
	Title:	General Counsel and Company Secretary

Exhibit Index

Exhibit No.	Exhibit Description

99.1
Cover Letter, Notice of Special General Meeting of Shareholders and Proxy Statement, each dated March 17, 2016, being mailed to the shareholders of RR Media in connection with RR Media’s special general meeting of shareholders that will be held on April 12, 2016.

99.1(a)	Appendix A to Proxy Statement: Opinion of The Benchmark Company, LLC, dated February 25, 2016.

99.2	Proxy Card being mailed to the shareholders of RR Media for use in connection with RR Media’s special general meeting of shareholders that will be held on April 12, 2016.